

Mail Stop 4631

January 27, 2017

Via E-Mail
Ruben Mendoza
President and Chief Executive Officer
Foundation Building Materials, Inc.
2741 Walnut Avenue, Suite 200
Tustin, CA 92780

> **Re:** **Foundation Building Materials, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2017**
> **Response dated January 25, 2017**
> **File No. 333-215557**

Dear Mr. Mendoza:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 19

1. Please disclose the terms of the equity awards you intend to grant to executives and directors under your equity incentive plan.

2. Please state explicitly in this section and in the Use of Proceeds section on page 55 that $190.0 million of the net proceeds from this offering will be used to repay amounts outstanding under your ABL Credit Facility.

Selected Historical and Unaudited Pro Forma Condensed Combined Financial and Other
Information, page 22

3. In regard to the stock split and earnings per share disclosures related to the successor,
    please address the following:

    - It is not clear to us why the loss per share for the successor for the nine months ended
      September 30, 2016 here and on page F-61 include shares to be issued in the IPO and
      it is not clear to us why you do not present loss per share for the successor for the
      period ended December 31, 2015 here and on page F-8; and

    - It appears to us you should reflect the stock split in the historical balance sheet of
      FBM, Inc. on page F-3.

Capitalization, page 58

4. Based on your pro forma financial statements, we note that as a result of the IPO you will
    incur a tax receivable agreement liability of approximately $175 million. Please provide
    a footnote to your capitalization table that clarifies that although total debt will decrease
    as a result of the IPO, an additional liability estimated between $160-$190 million will be
    incurred and reflected as a decrease to equity since it is a distribution to Lone Star. In
    addition, it appears to us that pro forma long term obligations disclosed on page 22
    should include or at least refer to the tax receivable agreement liability.

Unaudited Pro Forma Condensed Combined Financial Information

5. Refer to note 11 on page 73. In regard to the tax receivable agreement, please address the
    following:

    - More fully disclose how you determined the range of the tax receivable agreement
      liability;

    - More fully disclose when the tax receivable agreement liability will be recorded and
      paid;

    - More fully disclose if and when deferred tax assets related to the tax receivable
      agreement will be recorded; and

    - Since the tax receivable agreement liability will result in a distribution to Lone Star
      and a reduction to historical equity, it appears to us you should reflect this distribution
      on a pro forma basis alongside the most recent historical balance sheet on page F-43.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Jay Ingram *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       Jeffrey A. Chapman, Esq.
       Peter W. Wardle, Esq.